2OV Multi-Cap Value Fund
4/30/13


Regulatory matters and litigation
In late 2003 and 2004, Putnam Management settled charges brought by the SEC and the Massachusetts Securities
Division in connection with excessive short-term trading in Putnam funds. In July 2011, the fund recorded a receivable of $162,416 related to restitution amounts in connection with a distribution plan approved by the SEC. This amount, which was received by the fund in December 2011, is reported as part of Increase in capital from settlement payments on the Statement of changes in net assets. These allegations and related matters have served as the general basis for certain lawsuits, including purported class action lawsuits against Putnam Management and, in a limited number of cases, some Putnam funds. In May 2011, the fund received a payment of $4,860 related to the settlement of those lawsuits. This amount is reported as a part of Increase in capital from settlement payments on the Statement of changes in net assets. Putnam Management has agreed to bear any costs incurred by the Putnam funds as a result of these matters.